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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15

            Certification and Notice of Termination of Registration
             under Section 12(g) of the Securities and Exchange Act
                         of 1934 or Suspension of Duty
               to File Reports Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934

                         Commission File Number 1-8287

                                Rio Grande, Inc.
             (Exact name of registrant as specified in its charter)

         10101 Reunion Place, Suite 210, San Antonio, Texas 78216-4156
                                 (210) 308-8000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                          Common Stock, $.01 par value
            (Title of each class of securities covered by this Form)

                                      None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)        [X]          Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(1)(ii)       [ ]          Rule 12h-3(b)(2)(i)       [ ]
         Rule 12g-4(a)(2)(i)        [ ]          Rule 12h3(b)(2)(ii)       [ ]
         Rule 12g-4(a)(2)(ii)       [ ]          Rule 15d-6                [ ]
         Rule 12h-3(b)(1)(i)        [ ]

         Approximate number of holders of record as of the certification or notice date: One; Pursuant to consummation of a plan of reorganization under Chapter 11 of the United States Bankruptcy Code, Registrant has become a wholly-owned subsidiary of EXCO Resources, Inc.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Rio Grande, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                           RIO GRANDE, INC.



DATE: March 24, 1999                       By: /s/ T.W. EUBANK
                                               -------------------------
                                               T.W. Eubank, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.